4041 Park Oaks Blvd., Suite 200, Tampa, FL 33610

April 2, 2009

VIA FACSIMILE AND

ELECTRONIC DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rolaine S. Bancroft, Special Counsel

Re:	Quality Distribution, Inc.
Form 10-K for fiscal year ended December 31, 2007
Filed March 13, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2008
Filed No. 000-24180

Dear Ms. Bancroft:

We are writing to respond to the sole comment of the Staff contained in a letter, dated December 31, 2008, relating to the above-referenced filings of Quality Distribution, Inc. (the “Company”). Set forth below is the Staff’s comment (in italics) as set forth in its letter and immediately below such comment is the response of the Company.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 13

1.	We note your disclosure in the third paragraph on page 13 that your Chief Executive Officer, Senior Vice President of Administration and officers recommend salary increases and equity compensation awards to the Compensation Committee. We also note that your management recommends annual bonus target and payment ranges to the Board of Directors. In future filings, please provide more detail regarding the role of these individuals in the crafting of your compensation processes, including a discussion of the criteria upon which these individuals base their recommendations.

The Company currently qualifies as a smaller reporting company as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and Item 10(f)(1) of Regulation S-K. As such, the Company currently anticipates that it will not include a Compensation

Securities and Exchange Commission

Attention: Rolaine S. Bancroft, Special Counsel

April 2, 2009

Discussion and Analysis in the proxy statement to be filed in connection with the Company’s 2009 Annual Meeting of Shareholders. In future filings, if the Company includes a Compensation Discussion and Analysis, the Company will provide more detail regarding the role of management in the crafting of our compensation processes, including the criteria upon which recommendations were based.

In connection with responding to the above comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to telephone me at (813) 569-7309.

Very truly yours,

QUALITY DISTRIBUTION, INC.

/s/ Jonathan C. Gold
JONATHAN C. GOLD
CORPORATE SECRETARY

Enclosures

cc:	Michelle Lacko